Per Fax: +1 202 772-9218 (Original in post)

Brian Cascio
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549-0306

USA

RE:  Dialog Semiconductor Plc
       Form 20-F for Fiscal Year Ended December 31, 2004
       Filed April 15, 2005

Dear Mr. Cascio,

We are in receipt of your letter dated July 8, 2005 (the
Comment Letter
), commenting on our annual report on Form 20-F (
Form 20-F
) of Dialog Semiconductor Plc (
Dialog
or the
Company
).

We have set forth in this letter our responses to the comments of the staff (the
Staff
) of the U.S. Securities and Exchange Commission (the
Commission
). Our responses have been correspondingly numbered in reference to the paragraph numbers of your Comment Letter.

1.  Revenue Recognition

Staff Comment

“Please tell and revise future filings to disclose more details of your revenue recognition accounting policy for all significant products and services. The policy should also address rights of return, customer acceptance, sales incentives, post shipment obligations and other special terms or arrangements with distributors that could impact revenue recognition.”

Response

Almost all of our revenues are generated with original equipment manufacturer
(
OEM
)
endcustomers
. In 2004, we generated more than 90% of our revenues from sales directly to customers through our owned regional sales offices and less than 10% of our revenues from sales through sales agents and distributors.

Revenues generated by our sales agents are directly shipped to our customer’s locations and revenue is recognized upon delivery of products to our customers. Sales agents are reimbursed for their services on a sales commission basis which is expensed as incurred.

Revenue from sales to three distributors which accounted for less than 4% of our revenue in each of the years 2004, 2003 and 2002 is recognized upon delivery of product to the distributors. Our agreements with distributors do not allow for price protection or right of returns. Historically we have not been exposed to these issues; however, we are aware of the Staff’s view in applying generally accepted accounting principles to revenue recognition and we will monitor our revenue recognition processes, make appropriate disclosures if applicable and change our accounting policy (and make the related disclosure of such changes), if necessary.

Certain of our customers require us to maintain a consignment stock warehouse, primarily in Asia. In these circumstances we recognize revenue when products are shipped out of the warehouse and title passes.

Before the Company starts shipments of a product to one of its OEM customers, that customer has approved and accepted the product’s technical performance. Thereafter no further formal customer acceptance is required for shipments of products. However, we test all our products (integrated circuits) prior to shipment to ensure compliance of the product with our specifications and recognize revenue in accordance with the guidance in Staff Accounting Bulletin No. 104. We do not have post-shipment obligations other than warranty.

We will revise future filings with respect to our revenue recognition accounting policy to address the issues above and rights of return as follows.

Revenue Recognition

Substantially all of the Company’s revenue is derived from the sale of its products, applications specific integrated circuit (“ASIC”) and application specific standard product (“ASSP”) to endcustomers. These products are manufactured in accordance with the customer’s technical specification and the Company performs a final test of the products prior to shipment in accordance with the specification. Revenue is recognized when title passes, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is probable. Revenues are recorded net of sales taxes and customer discounts, if any.

The Company has an insurance against product claims and in addition records a provision for warranty costs as a charge in cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable costs to be incurred for warranty claims in a period. Returns are permitted only for quality-related reasons within the applicable warranty period and any potential warranty claims are subject to the Company’s determination that the Company is at fault for damages, and such claims usually must be submitted within a short period following the date of sale.

2.  Use of Estimates

Staff Comment

“You disclosed that the company increased the useful life of its test equipment from five to eight years. Please tell and revise future filings to disclose the reasons for the change in estimate and the effect of the change on reported net income/loss .”

Response

The reasons for the change in estimate were the following
.

  Investment in upgrades
  .
  In the second and third quarters of 2004 we invested in significant upgrades of eight systems that had been put into service in 1999 and 2000 amounting to €2,493 in order to enable these systems to test our new, more complex power management ICs, thereby extending the useful life of the systems.
  Change in capital expenditures plan
  .
  We decided in October 2004 to revise our investment budget and not replace mixed signal test systems with new equipment. Instead, we continue to use the existing test systems as they still meet the technical requirements of our customers for testing our products.

The availability of upgrades provides for alternatives to the replacement of the equipment after five years. Out of a total of 28 mixed signal test systems, 15 testing machines had been purchased in 2000 and five in 1999. All these test systems were still in use at the beginning of the fourth quarter of 2004 when we decided to continue using them, and they are all still in service as of today.

We will revise future filings with respect to the use of estimates and the impact on net loss as follows.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and judgments include ….. Actual results may differ from those estimates.

In the fourth quarter of 2004, the company determined that the useful life of its test equipment is eight years. Previously the useful life had been determined to be five years. Management determined that the estimated useful life of the equipment after investing in certain upgrades which enable the systems to test new and more complex power management integrated circuits and postponing replacement investments exceeded the initial estimate of five years and therefore extended the useful life of the systems.
The effect of this change in accounting estimates resulted in a lower depreciation of €1,349 and in a lower net loss of €842 or € 0.02 per share during the year ended December 31, 2004.

1.  Recovery of Investment

Staff Comment

“We note the recovery of previously written-off investments. Please tell us and revise future filings to include the following additional disclosures:

  Describe the facts and circumstances leading to the investment impairment including the specific events that caused the impairment and when those events occurred;
  The amount written-off in 2001;
  Disclose the method and significant assumptions used to determine the amount written-off and the subsequent amounts recovered.”

Response

During 1999, 2000 and 2001 the Company had made certain investments in and advances to ESM Limited (ESM), a then-principal supplier of silicon to the Company which had a carrying amount of € 42.4 million at September 30, 2001. The Company had continually monitored the recoverability of its investments in ESM in light of the decline in demand in the industry during 2001 and the deteriorating financial condition of ESM. Based on the Company’s estimates of the fair value of its investments, indications of continued third-party financial support of ESM, and the Company’s intentions with respect to these investments, management previously determined that its investments in ESM were recoverable. However, during the fourth quarter of 2001, the financial condition of ESM continued to deteriorate and in January 2002, ESM’s lead bank cancelled its lending facilities. As a result, ESM was subsequently placed in receivership (a reorganisation under UK law). Consequently, management determined that it would not be able to recover any of its investments in ESM and therefore recorded an impairment charge of € 42.4 million in the fourth quarter of 2001.

Following the placement of ESM into receivership, the receiver, however, had successfully sold ESM to International Rectifier Corporation and as a result Dialog recovered €12.0 million in 2002, €0.3 million in 2003, €0.1 million in 2004 and a final payment of € 28 thousand in the first quarter of 2005. The amount received in 2002 (€12.0 million) represents proportionate proceeds of the sale of ESM. The amounts received in the years thereafter (in the aggregate €0.4 million) represent tax refunds collected by the receiver that were distributed to the previous shareholders of ESM. The company does not expect any further distributions.

In our annual report on Form 20-F for the year ended December 31, 2005 which will present statements of operations for the years 2003, 2004 and 2005, we will include the amounts recovered on the ESM investment below operating profit in “other income” in accordance with Regulation S-X, Rule 5.03(b)7. We disclosed the impairment in 2001 and provided a note describing the recoveries of our investment in each of the three years ended December 31, 2004. We respectfully submit that the income related to the recoveries from our ESM investment represent less than 3% and 1% of our loss before income taxes in 2003 and 2004, respectively and we do not expect any additional recoveries in 2005 other than the amount of € 28 thousand already received in the first quarter 2005. Accordingly, we do not believe that any further disclosure is warranted in our Form 20-F for 2005 as the recoveries did not have a significant impact on the loss for any of the years in the three-year period ending December 31, 2005.

We hereby acknowledge that

  Dialog is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  Dialog may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Please do not hesitate to contact Martin Kloeble, Vice President Finance and Controlling, at
+ 49 7021 805 425 with any questions.

Very truly yours,

Dialog Semiconductor Plc

Roland Pudelko               Martin Kloeble
Chief Executive Officer

Vice-President Finance and Controlling